NEWS RELEASE

YAMANA GOLD ANNOUNCES SCOPING STUDY RESULTS FOR CHAPADA PYRITE
PROJECT AND PROVIDES GUALCAMAYO UPDATE

Toronto, Ontario, May 17, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) today announced the completion of the scoping study for its Pyrite Project at the Chapada Mine in Goias State, Brazil. The objective of the study was to determine how to increase further the gold and copper recovery at the Chapada Mine. The scoping study concludes that additional gold and copper, along with sulphuric acid, can be recovered from the pyrite concentrate taken from the tailings of the principal operations.

By treating approximately 580,000 tonnes per year of concentrate, about 560,000 tonnes of sulphuric acid may be generated for sale annually. Over the Chapada mine life, about 10.6 million tonnes of acid would be produced and an additional 320,000 ounces of gold and 94 million pounds of copper would be recovered based on current reserves at Chapada.

The capital and operating costs for the acid production facility, designed to produce 558,000 tonnes of acid, 16,900 ounces of gold and 4.96 million pounds of copper annually, are as follows:

Direct Costs:	$151.0 million
Indirect Costs:	$ 17.5 million
Contingency:	$ 26.3 million

Total Capital Costs:	$194.8 million

Annual Operating Costs:	$ 7.9 million (approximately $14.00 per tonne of acid)

Assuming commodity prices of $70 per tonne of sulphuric acid, $1.50 per pound of copper and $600 per ounce of gold, the pre-tax rate of return for the project is approximately 20%. At current commodity prices, this return increases to more than 27%. The net present value of the project (in US$ millions) is summarized as follows:

Discount Rate	Base Case Prices	Current Prices

0%	$586	$944
5%	$276	$483
7.5%	$186	$347
10%	$121	$249

The project net present value is most sensitive to changes in the acid price assumption. Prices for sulphuric acid are currently upwards of $90 per tonne. A long-term price assumption of $70 per tonne of sulphuric acid was used for the scoping study.

Given the favourable economics for the project, Yamana is now moving forward with a follow-on marketing study to determine the availability of a local market for sulphuric acid. This will be followed by a final feasibility study. Yamana has identified a number of opportunities for the sale of sulphuric acid in the area around Chapada, including emerging nickel processing operations and agriculture/fertilizer businesses. Preliminary discussions with prospective purchasers of sulphuric acid have been very encouraging to date. The supply alternative to these businesses is costly in part due to significant transport costs that would be associated with bringing in sulphuric acid.

Once the feasibility study for this project has been completed, Yamana will also evaluate the merits of producing pyrite for sale to end users. The end buyers of the pyrite would then in turn produce the sulphuric acid. This would eliminate a significant amount of capital expenditures and may be more attractive from a rate of return perspective.

Benefits to Yamana and its shareholders would include recovery of additional gold and copper, and a royalty or joint venture relating to the production and sale of sulphuric acid.

Mr. Daniel Kivari, vice president, technical services, projects and construction of Yamana Gold Inc., who is a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the contents of this press release as applicable.

Gualcamayo Update

Yamana also reports that the feasibility study for its Gualcamayo project in the province of San Juan, Argentina is nearing completion. The delivery of this report is expected in June and will address the open pit mining and processing of ore from the QDD deposit.

Gualcamayo currently encompasses three separate mining opportunities. An update to the initial study is expected by the end of the summer. This second phase of the Gualcamayo feasibility will address the mining of ore from two satellite deposits, Amelia Inés and Magdalena. These deposits will also be mined by open pit methods. A further update will address the underground mining and processing of the ore from the QDD lower west zone. This zone has been the focus of minesite exploration for the better part of a year and results are very encouraging. A resource update for the QDD lower west zone will be delivered by year-end.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For further information, contact:

Peter Marrone Chairman & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com www.yamana.com	Jodi Peake Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, prices for sulphiric acid and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, availability of a local market for the sale of sulphiric acid, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.